August 23, 2013

Dear Shareholder:

Liberty All-Star® Equity Fund, a Massachusetts business trust (the “Fund”), is offering to purchase for cash up to 7.5% of its outstanding shares of beneficial interest without par value (the “Shares”) (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.  The Offer will expire at 5:00 p.m., New York City time, on September 23, 2013, unless extended (the “Expiration Date”).

On the terms and subject to the conditions of the Offer, the Fund will pay a purchase price per share for Shares properly tendered and not properly withdrawn in the Offer, net to you in cash, equal to 96% of its net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the Expiration Date less applicable withholding taxes and without interest.

All Shares that the Fund does not accept for purchase because of proration will be returned at the Fund’s expense to the shareholders that tendered such Shares promptly after the Expiration Date.

The Board of Trustees has approved the Offer. However, none of the Fund, its Board of Trustees, its investment advisor or its information agent makes any recommendation to you as to whether you should tender or refrain from tendering your Shares. You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender.  In doing so, you should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal.  You may contact AST Fund Solutions, LLC, the information agent, at 866-388-7535 if you have questions regarding how to tender your Shares.

Very truly yours,

William R. Parmentier, Jr.
President and Chief Executive Officer